[ON LIVE NATION ENTERTAINMENT LETTERHEAD]

June 17, 2011

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Linda Cvrkel
Ms. Claire Erlanger

Re:	Live Nation Entertainment, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 28, 2011
Form 10-Q for the quarter ended March 31, 2011
Filed May 5, 2011
File No. 001-32601

Ms. Cvrkel and Ms. Erlanger:

Set forth below are the responses of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated June 7, 2011 with respect to the Company’s Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) and the Form 10-Q for the quarter ended March 31, 2011 (the “2011 First Quarter Form 10-Q”). For your convenience, the comments provided by the Staff have been included in the order presented in the comment letter, immediately followed by Live Nation’s responses. Along with its EDGAR-filed copy, Live Nation is concurrently transmitting via facsimile a courtesy hard copy of its response to the Commission.

In one of Live Nation’s responses, the Company has agreed to change or supplement the disclosures in its future filings. The Company is doing that in the spirit of cooperation with the Staff, and not because the Company believes that its prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

/s/ Brian J. Capo
Brian J. Capo
Senior Vice President and Chief Accounting Officer

cc:	Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Form 10-K for the Year Ended December 31, 2010

Notes to the Financial Statements

Note 19. Quarterly Results of Operations, page 130

Comment 1: We note from your response to our prior comment 14 and revised disclosure that the settlement of a pre-existing relationship with LN-Haymon resulted in a gain of $6.1 million. Please provide us more detail as to how this gain was calculated or determined. As part of your response, please tell us how you followed the guidance in ASC 805-10-55-21 in calculating the gain recognized.

Response: As stated in the Company’s response to the Staff’s prior comment 14, the Company was party to a contractual collaborative arrangement with the seller at the time of the acquisition. That arrangement governed the profit sharing of concert co-promotion activities wherein each party had specific assigned responsibilities. Also as mentioned in the Company’s previous response, the pre-existing contract provided for a buy-out of the seller’s business at a contractual multiple of the average EBITDA (as defined) of this co-promotion business for the years 2008-2010. The contract contained no stated contract termination penalty.

The Company identified this co-promotion agreement as a pre-existing contractual relationship to the business combination and, pursuant to ASC 805-10-55-21, was required to recognize a gain or loss based on the lesser of 1) the amount by which the contract is favorable or unfavorable for the acquirer when compared to the pricing for the current market transaction for similar terms or 2) the amount of any stated settlement provisions in the pre-existing contract.

To determine the favorability of the contract versus the pricing for a current market transaction, as the settlement of this pre-existing agreement was a buyout contemplated in the agreement itself, the Company estimated the current fair value of the business of which it was obtaining control and compared that to the pre-existing settlement provision in the pre-existing contract. The Company’s acquisition date fair value is supported by an external valuation consultant’s report. The Company considered the buy-out formula in the pre-existing contract to be the relevant settlement provision for that contract so therefore computed the buy-out price using the latest forecast for the remainder of 2010. The fair value of the pre-existing contract was favorable by $6.1 million to the buy-out price. As the amount of the favorability was less than the amount of the settlement provision, the Company recorded the $6.1 million as the gain on the settlement of the pre-existing contractual relationship.

Form 10-Q for the quarter ended March 31, 2011

Note 3. Acquisitions – Front Line

Comment 2: We note from your disclosure that in connection with the purchase of Front Line stock, you issued shares of Live Nation common stock to the Azoff Sellers and to MSG. Please explain to us, and disclose in the notes to future filings, how you determined or calculated the value of the shares issued. Also, please revise the cash flow statement in future filings to disclose this issuance of common shares as a non-cash investing or financing activity.

Response: ASC 810-10-45-23 requires the use of the fair value of consideration paid to be used in the accounting for transactions where the parent increases its ownership interest in a subsidiary, but retains control. Although the codification does not provide specific guidance for valuing shares issued in connection with this type of transaction, the Company considered the guidance in ASC 820 and believes that the best measure of fair value is direct observation of the market on the day the acquisition closed and therefore computed the value of the shares issued to the Azoff Sellers and to MSG using the Company’s closing share price on that day. As 5,692,606 shares were issued on February 4, 2011, and the closing share price on such date was $10.48, the value assigned to the stock was approximately $59.6 million. The Company will disclose this information in the notes that contain disclosure of this acquisition in future filings. Additionally, although the Company disclosed the non-cash portion of the transaction in Footnote 3 of the 2011 First Quarter Form 10-Q as permitted by ASC 230-10-50-6, in future filings the Company will more clearly reference the non-cash financing nature of this portion of the transaction and clarify that it is not included in the cash used for financing in its Consolidated Statements of Cash Flows.

Comment 3: We note from your disclosure in Note 3 that as a result of the repurchases, you recorded $24.4 million in selling, general and administrative expenses in the first quarter of 2011. Please explain to us in detail, how you determined or calculated the $24.4 million amount.

Response: As discussed in the Company’s response to the Staff’s prior comment 15, the expenses recorded as a result of these transactions were derived from the accounting for the acquisition of the equity interests classified as liabilities (more specifically, puttable restricted common stock), stub period dividends on those shares and tax-related payments. As discussed in the response to comment 2 above, the shares issued by the Company were valued using the closing share price on the date of the acquisition (shares were issued only in connection with the February 4, 2011 transaction). The application of cash paid and shares issued to the different aspects of these transactions was in accordance with the corresponding contractual terms. The accounting for the acquisition of the non-controlling common shares classified as temporary equity, and the related stub period dividends on those shares, did not result in an impact to the income statement pursuant to ASC 810-10-45-23.

In the table below, please see the detailed calculations for the accounting that resulted in the recognition of $24.4 million in selling, general and administrative expenses (in millions):

				Accounting
				Previously Accrued	Recorded as Selling,
	Payments Made			as of Acquisition	General & Admin
	Cash	FV of Stock	Total Value	Date	Expense
Azoff Sellers’ Restricted Common Stock	$21.8	$14.7	$36.5	$24.4	$12.1
Restricted Common Stock Held by Other Individuals	12.8	—	12.8	5.3	7.5
Stub Period Dividends Paid	0.2	—	0.2	—	0.2
Tax Gross-Up Payments	9.4	3.9	13.3	8.7	4.6

	$44.2	$18.6	$62.8	$38.4	$24.4